September 1, 2011
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	Alere Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 1-16789
Dear Mr. Rosenberg:
     This letter is submitted by and on behalf of Alere Inc. (“Alere” or “the Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter to us dated August 2, 2011 (the “Comment Letter”).
     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies Valuation of Goodwill, page 52
Comment No. 1
You disclose here and on page F-12 that you test goodwill for impairment annually, in the fourth quarter, and in between your annual tests if events and circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying value. Please provide us proposed revised disclosure that explains the facts and circumstances that led you to record the $1.0 billion goodwill impairment in your health management segment in the fourth quarter of 2010 as required by ASC 350-20-50-2a. Separately explain to us what deteriorated since your 2009 impairment test. Also explain what changed in the fourth quarter of 2010 resulting in the impairment and why you did not appear to perform an interim assessment or highlight to investors in your September 30, 2010 Form 10-Q that a material impairment was likely or at least reasonably possible.

Reference for us the authoritative literature you relied upon to support your accounting and disclosures.
Response to Comment No. 1
In future filings, we will revise the discussion of the $1.0 billion goodwill impairment charge to reflect the following addition (underlined below) to the first full paragraph on page F-13 as follows:
The Step 1 impairment analysis indicated that the carrying value of the net assets of our Health Management reporting unit exceeded the estimated fair value of the reporting unit. As a result, we were required to perform a Step 2 of the goodwill impairment test to determine the amount, if any, of goodwill impairment charges for the Health Management reporting unit. We completed Step 2, consistent with the procedures described above, and determined that a goodwill charge of approximately $1.0 billion was required. This impairment was primarily driven by reduced future cash flow expectations from the reporting unit principally as a result of an increasingly competitive business environment for services provided by the reporting unit, including the insourcing of certain services by key customers and a reduction in spending by other customers as a result in part of the continuing difficult economic climate. Also contributing to the impairment charge was the lower valuations ascribed to similar comparable businesses in the public markets. The resulting goodwill charge is reflected in operating income (loss) in our accompanying consolidated statements of operations.
Supplementally, we note that for the first three quarters of 2010, the reporting unit performed roughly in line with our internal financial expectations and with those considered as part of our 2009 test for goodwill impairment. Consistent with the guidance in ASC 350-20-35-30 and with this performance and based upon our judgment that the events or circumstances which would have indicated that the fair value of the reporting unit was less than its carrying value had not occurred, we concluded during each of the first three quarters of 2010 that no interim impairment assessments or additional disclosures were required.
We commence our annual budgeting process during the fourth quarter of each fiscal year. During this process, as a result in part of observed deteriorating performance during the fourth quarter for the Health Management reporting unit and the related long term implications of the factors driving such performance as discussed above, we reduced our expectations for future growth and profitability from this reporting unit. These reductions, coupled with lower valuations observed for comparable businesses, resulted in the charge recorded during the fourth quarter.
Comment No 2.
It appears that you treat your reportable segments as reporting units for goodwill impairment testing purposes. Given that you have numerous subsidiaries in various jurisdictions throughout the world as indicated in Exhibit 21 and that the profitability of those subsidiaries does not appear to be consistent based on your disclosure of pre-tax income on page F-57, please demonstrate to us why you do not appear to allocate to components of operating segments under ASC 350-20-35-34. Please reference for us the authoritative literature you rely upon to support your accounting.
Response to Comment No. 2
In determining to aggregate our subsidiaries in various jurisdictions throughout the world as single reporting units for goodwill impairment testing, we have considered the guidance in ASC 280-10-55-11. More specifically, we note that our operating subsidiaries within each reporting unit have similar economic characteristics and distribute similar products and services, utilize similar production processes, generally service similar customers and utilize similar distribution methods. We note further that the significant US pretax loss for 2010 disclosed on page F-57 was driven predominantly by the $1.0 billion goodwill impairment charge discussed in response to Comment No. 1 as well as interest charges on debt held at the corporate level. Therefore, the operating results by jurisdiction disclosed on page F-57 are not indicative of the results of the operating subsidiaries.
Notes to Consolidated Financial Statements (16) Income Taxes, page F-58
Comment No. 3
Please provide us proposed revised liquidity and capital resources disclosure to be included in future periodic reports that indicates how much of your consolidated cash and short term investments are held in foreign entities for which there could be adverse tax implications upon repatriation.
Response to Comment No. 3
In future filings, we will revise the disclosure in the last sentence of the first full paragraph under “Liquidity and Capital Resources” on page 45 of our Form 10-K of our cash and short term investments with the following additional information (underlined below):
As of December 31, 2010, we have $401.3 million of cash on our accompanying consolidated balance sheet, of which $218.6 million was held by domestic subsidiaries and $182.7 million was held by foreign entities. Repatriation of cash held by foreign entities could be subject to adverse tax implications.
This disclosure is consistent with the Issuer and Guarantor Subsidiaries and Non-Guarantor Subsidiaries information disclosed in Footnote 25 on page F-77 of our Form 10-K.
Comment No. 4
Given your significant debt outstanding and apparent unprofitable US operations, please provide us with proposed revised liquidity and capital resource disclosure to be included in future periodic reports that clarifies how you intend to meet your obligations without repatriating the undistributed earnings of foreign subsidiaries.
Response to Comment No. 4
As discussed in our response to Comment No. 2, the significant US pretax loss for 2010 disclosed on page F-57 was driven predominantly by the $1.0 billion goodwill impairment charge discussed in response to Comment No. 1. We respectively refer the staff to Footnote 25 and the statements of cash flow on page F-79, F-80 and F-81. For each of the three years shown, the domestic entities (i.e., the Issuer and Guarantor Subsidiaries), generated significant positive cash flows from operations before consideration of changes in intercompany payables and receivables. Generally, these changes in intercompany payables and receivables involve loans from the domestic entities to the foreign entities in order to finance acquisitions outside the US and as such are elective and within the control of the Company. The positive cash flow from the US entities as well as existing cash balances are, we believe, sufficient to finance our near term debt obligations. As such, we do not believe that our existing disclosure needs to be modified.
(17) Financial Information by Segment, page F-62
Comment No. 5
Please provide us proposed revised disclosure to be included in future periodic reports about your products and services as required by ASC 280-10-50-40. Otherwise, please tell us how your current disclosure complies with this guidance.
Response to Comment No. 5
In future filings, we will expand our segment disclosure on page F-63 to include the following additional revenue detail (2010 provided as an example):

	Professional	Health	Consumer	Corporate
	Diagnostics	Management	Diagnostics	and Other	Total
Net product sales	1,339,288	39,264	93,850	—	1,472,403
Service revenue	101,430	559,555	1,201	—	662,185

Net product sales and service revenue	1,440,718	598,819	95,051	—	2,134,588
License and royalty revenue	18,774	0	1,985	—	20,759

Net revenue	1,459,492	598,819	97,036	—	2,155,347
*      *      *      *      *
          In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
            We respectfully request that the contents of this letter be afforded a prompt review. We will therefore be contacting you shortly consistent with our discussions. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me.

Sincerely,
/s/ Jay McNamara

Jay McNamara
Senior Counsel, Corporate & Finance

cc:	Ron Zwanziger, Chairman, Chief Executive Officer & President
David Teitel, Chief Financial Officer
Ellen Chiniara, General Counsel

5